

Stan Lewis, CPA · 3rd

COO & CFO - Global Real Estate Investment Banking at
Goldman Sachs

New York, New York, United States · 500+ connections ·

Contact info

 **Goldman Sachs**

 **HKUST Business School**

Experience


Goldman Sachs
12 yrs 10 mos

COO & CFO - Global Real Estate Investment Banking
Aug 2008 – Present · 12 yrs 10 mos
Greater New York City Area

CFO, Chief of Staff & Business Unit Manager - Global Real Estate Investment Banking (May 2017 - Present)
Global Co-Head - Investment Banking Division Finance ('17)
Chief Financial Officer - Latin America ('12-'14)
Vice President - Investment Banking Management & Strategy ('10-14)
Associate - Investment Banking Management & Strategy ('10-12)
Associate - Internal Audit Investment Management Division ('08-'10)

Executive Director Investment Banking
Jul 2014 – Feb 2017 · 2 yrs 8 mos
Hong Kong

Chief Financial Officer - Asia ex. Japan Investment Banking

Vice President Investment Banking
Jan 2013 – Aug 2013 · 8 mos
London, United Kingdom

Chief Financial Officer - EMEA Equity Capital Markets Investment Banking
Chief Financial Officer - EMEA Financial Institutions Investment Banking


Senior Associate
Ernst & Young
Aug 2005 – Jul 2008 · 3 yrs
Greater Atlanta Area

Covered Real Estate, Hospitality and Construction sectors.

Education


HKUST Business School
Master of Business Administration (MBA)
2014 – 2016
Activities and Societies: Summa Cum Laude


NYU Stern School of Business

STERN Master of Business Administration (MBA)
2012 – 2014
Activities and Societies: Latin America Business Association, Real Estate Club

Relocated to London and Hong Kong during course of study and completed MBA through HKUST.

Auburn University
Bachelor of Science in Business Administration, Accounting
2001 – 2005
Activities and Societies: Summa Cum Laude, Phi Kappa Phi, Omicron Delta Kappa, Spade Honorary

Licenses & certifications

Series 79
FINRA
Issued Dec 2019 · No Expiration Date

Certified Public Accountant
New York State Education Department



